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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2006

SEC FILE NUMBER
8- 11988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    FEIL DAILY INVESTMENT CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__6720 W. 167TH STREET, UNIT 1__

                            (No. and Street)

__TINLEY PARK,__   __ILLINOIS__   __60477__

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__PETER FEIL__   __(708) 532-4950__

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    DOOLEY, BRADFORD R., CPA

                    (Name – *if individual, state last, first, middle name*)

__220 S. STATE STREET,__   __CHICAGO,__   __ILLINOIS__   __60604__

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

FEIL DAILY INVESTMENT CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Feil Daily Investment Co.
Tinley Park, IL 60477

I have audited the accompanying statement of financial condition of Feil Daily Investment Co. as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Feil Daily Investment Co. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

_____
Certified Public Accountant

Chicago, Illinois
February 10, 2006

FEIL DAILY INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$	1,660
Receivables from brokers		20,327
Deposit with broker		25,967
Office equipment, net of accumulated depreciation of $17,134		2,218
Other assets		3,075
Total assets	$	53,247

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	5,125

Stockholders' Equity

Common stock, no par value, authorized 10,000 shares; issued and outstanding 500 shares	$	1,000	
Paid in capital		65,000	
Retained earnings		(17,878)	
Total stockholders' equity			48,122
Total liabilities and stockholders' equity	$		53,247

The accompanying notes to the financial statements are an integral part of this statement.

FEIL DAILY INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005

Summary of Significant Accounting Policies

Feil Daily Investment Co. operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Feil Daily Investment Co. has elected S Corporation status for Federal income tax purposes. Therefore, net income passes through to the individual shareholders according to the applicable provision of the law. No provision for income taxes has been made consequently, by the Company.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $42,329 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Occupancy

The Company leases office space from which it conducts its operations. Rent expense for the year ended December 31, 2005 was $19,784. The lease expires on December 31, 2007 and has an option to renew for an additional two years through December 31, 2009. Under the terms of the lease, the Company is required to obtain adequate public liability and property damage insurance.

Future rental commitments under this lease are as follows:

Year Ended December 31,	Minimum Rent
2006	$ 16,590
2007	16,995
Thereafter	-0-
Total	$ 33,585